UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of E&P assets in Alagoas

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Rio de Janeiro, February 4, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 06/30/2021 and 07/05/2021, informs that today it concluded the sale of its entire stake in seven concessions denominated Alagoas Cluster, located in the state of Alagoas, to the company Origem Energia S.A (former Petro+).

The operation was concluded with the payment of US$ 240 million to Petrobras. The amount received at closing is in addition to the US$ 60 million paid to Petrobras when the sale contract was signed, totaling US$ 300 million.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This operation is aligned with the portfolio management strategy and the improved allocation of the company's capital, aiming to maximize value and greater return to society. Petrobras is increasingly concentrating its resources on deep and ultradeepwater assets, where it has shown great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About the Alagoas Cluster

The Alagoas Cluster comprises seven production concessions, six onshore (Anambé, Arapaçu, Cidade de São Miguel dos Campos, Furado, Pilar, and São Miguel dos Campos) and the Paru field concession located in shallow waters, with a water depth of 24 meters.

The average production of the cluster in 2021 was 1.62 thousand bpd of oil and condensate and 550 thousand m³/d of gas generating 0.81 thousand bpd of NGL (natural gas liquids).

Besides the fields and their production facilities, also included in the transaction is the Natural Gas Processing Unit (UPGN) of Alagoas, whose processing capacity is 2 million m³/day, responsible for processing 100% of the cluster's gas and for the generation of NGL.

About Origem Energia (former Petro+)

Origem is a Brazilian energy integration company present in activities of exploration, production and commercialization of oil and natural gas from onshore fields and in thermoelectric power generation projects. Currently, Origem operates nine concessions in the Espírito Santo, Potiguar, Recôncavo and Tucano Sul Basins. The investment fund PSS Energy Fund, managed by Prisma Capital Ltda. is the controlling shareholder of Origem.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer